NETHERLAND, SEWELL & ASSOCIATES, INC.

CONSENT OF INDEPENDENT PETROLEUM ENGINEERS AND GEOLOGISTS

We hereby consent to the written disclosure of the technical report dated October 22, 2013, which estimates the proved developed producing reserves and future revenue, as of June 30, 2013, to the American Energy Development Corporation interest in the Brown 2-12 oil well located in Ingham County, Michigan (the "Technical Report") within the Annual Report on Form 10-K of American Energy Development Corporation.

We, Netherland, Sewell & Associates, Inc. and its officers, do hereby state that Netherland, Sewell & Associates, Inc. and its officers generated the Technical Report and believe that the Technical Report states fairly and accurately the information in the Technical Report.

NETHERLAND, SEWELL & ASSOCIATES, INC.

By: /s/ C.H. (Scott) Rees III

C.H. (Scott) Rees III, P.E.
Chairman and Chief Executive Officer

Dallas, Texas
October 24, 2013